Prospectus Supplement No. 2
Filed Pursuant to Rule 424(b)(3)
File No. 333-116394

Prospectus Supplement No. 2

(to Prospectus dated September 13, 2004)

This Prospectus Supplement No. 2 supplements and amends the Prospectus dated September 13, 2004, as supplemented and amended by Supplement No. 1 thereto dated September 15, 2004 (collectively, the “Prospectus”), relating to the sale from time to time of up to 8,634,387 shares of our common stock by certain selling shareholders.

On September 23, 2004, we filed with the U.S. Securities and Exchange Commission the attached Current Report on Form 8-K regarding the departure of a director.  The attached information supplements and supersedes, in part, the information contained in the Prospectus.

This Prospectus Supplement No. 2 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 2 supersedes the information contained in the Prospectus.

Our publicly traded units, each consisting of one share of common stock and one Class A Warrant, are quoted on the OTC Bulletin Board and trade under the ticker symbol “MDCVU.”  On September 28, 2004, the closing price of one such unit on the OTC Bulletin Board was $0.75.

Investing in our common stock involves a high degree of risk.  See “Risk Factors” beginning on page 5 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 2 is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is September 29, 2004.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

September 17, 2004

Date of report (Date of earliest event reported)

MedicalCV, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	0-33295	41-1717208
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9725 South Robert Trail
Inver Grove Heights, Minnesota 55077

(Address of principal executive offices, including zip code)

(651) 452-3000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02             DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS.

(a)                                  On September 17, 2004, Adel A. Mikhail, Ph.D., a director of our company, resigned as a director and indicated that he would refuse to stand for re-election to the board, stating that he disagreed with our strategy of building shareholder value based upon a new atrial fibrillation treatment product which is in the development stage, and our loss of interest in the Omnicarbon heart valve business, a proven mechanical prosthesis.  Dr. Mikhail also noted that we lacked sales, technical and clinical employees for the valve business.  Dr. Mikhail also resigned as a consultant to our company.  A copy of Dr. Mikhail’s resignation letter is attached hereto as Exhibit 17.

We regret the decision of Dr. Mikhail to resign as a director and consultant.  Dr. Mikhail was our company’s founder and served as our chief executive officer for many years until his retirement in 2001.  While Dr. Mikhail disagrees with our new direction, the fact remains that during the last several years, we have experienced significant losses on modest revenues in a very competitive market for heart valves.  While our heart valve is a very good product, the intense competitive landscape limits our growth.  We have not been able to achieve the broader product acceptance we had sought.  We have made changes in our valve-related employees as a part of our personnel restructuring.  We currently intend to meet the sales, technical and clinical support functions for our valve business through outsourcing.

We believe that the technology we are currently developing for the treatment of atrial fibrillation has a much greater potential to build shareholder value than our heart valve products and we are refocusing our emphasis and resources accordingly.  While launching new technology in a relatively new field, such as ablation of atrial fibrillation, is always risky, we now believe the investment necessary to grow the heart valve business by attempting to match the marketing resources of much larger companies and/or designing and qualifying new models of heart valves is not an attractive avenue toward building a successful medical company.

ITEM 8.01                                       OTHER EVENTS.

On September 23, 2004, we issued a press release announcing our decision to seek strategic alternatives for our mechanical heart valve business.  We are considering all alternatives, including a sale of our heart valve business.  A copy of this press release is attached hereto as Exhibit 99.

ITEM 9.01                                       FINANCIAL STATEMENTS AND EXHIBITS.

(c)	Exhibits.

Exhibit Number	Description

17	Resignation letter from Adel A. Mikhail, PhD., dated September 22, 2004.
99	Press Release, dated September 23, 2004.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MedicalCV, Inc.

Date: September 23, 2004	By:	/s/ John H. Jungbauer
John H. Jungbauer
Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Description

17	Resignation letter from Adel A. Mikhail, PhD., dated September 22, 2004.
99	Press Release, dated September 23, 2004.

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EXHIBIT 17

September 22, 2004

MedicalCV, Inc.

9725 South Robert Trail

Inver Grove Heights, MN  55077

ATTN:	Larry Horsch, Chairman of the Board of Directors
Marc Flores, President and CEO

Re:                             Resignation of Adel A. Mikhail as Director and Consultant of MedicalCV, Inc. (the “Company”)

TO:                          MedicalCV, Inc.

I hereby resign my position as a Director of MedicalCV, Inc. and as a consultant to the Company, effective September 17, 2004.

I understand that I have been nominated for re-election to the Board of Directors at the Company’s Annual Shareholders’ Meeting scheduled for October 5, 2004.  This is to advise you that I am unwilling to serve on the Board and request that the proxies not be voted for my re-election.

As a founder, investor, former CEO and Chairman of the Board, and ongoing Director and consultant, I do not approve of the new direction of the Company, which indicates loss of interest in our Omnicarbon heart valve business - despite the overwhelming evidence that it has the best clinical performance of any mechanical prosthesis.  I sincerely believe that such loss of interest will ultimately diminish the value of the business.  Currently, there are no employees to sell the valve or to provide technical and clinical field support.

I am also apprehensive about building shareholder value primarily from the atrial fibrillation products, which are currently in an early developmental stage.  I believe this is a high-risk strategy and prefer not to be part of it.

I sincerely wish the Company success.

Very truly yours,

/s/ Adel A. Mikhail, Ph.D.
Adel A. Mikhail, Ph.D.

EXHIBIT 99

At MedicalCV, Inc.:
John Jungbauer
Vice President, Finance
(651) 452-3000
www.medcvinc.com

FOR IMMEDIATE RELEASE

MEDICALCV SEEKS STRATEGIC ALTERNATIVES FOR MECHANICAL

HEART VALVE BUSINESS

MINNEAPOLIS, September 23, 2004—MedicalCV, Inc. (OTC Bulletin Board: MDCVU), a cardiovascular surgery device manufacturer, today announced that as a result of its expanded efforts into the atrial fibrillation market, it is reevaluating the long-term strategic implications and alternatives for its mechanical heart valve and pyrolytic carbon platforms.

“Our focus and corporate structure has moved aggressively towards the support and dedication to better outcomes in standard and minimally invasive procedures for the 5.5 million patients worldwide that have atrial fibrillation,” said Marc P. Flores, president and chief executive officer.

The company also announced that Adel A. Mikhail, PhD, a director and founder of the company, has resigned from the company’s Board of Directors, citing disagreements over the company’s strategic direction.  The company’s response to Dr. Mikhail’s statements are included in a Form 8-K report to be filed with the SEC today.  Dr. Mikhail served as the company’s chief executive officer until 2001.  During Dr. Mikhail’s tenure, nearly 36,000 Omnicarbon heart valves were implanted, including those manufactured with MedicalCV’s pyrolytic carbon capability.  “The company appreciates the dedication of Adel Mikhail as a director over many years and wishes him well,” said Flores.

The company’s vision and opportunities in the atrial fibrillation market will be discussed at the annual shareholders meeting on Tuesday, October 5th at 3:30 pm, at the Minneapolis Club, Minneapolis, Minnesota.

About MedicalCV

The Company’s primary objective is to develop cardiovascular products for improved patient outcomes by early treatment of cardiovascular disorders.  Historically, the Company has developed, marketed and sold mechanical heart valves known as the Omnicarbon® 3000 and 4000 heart valves.  The Company’s long-range strategy, however, is to achieve profitability by diversifying into high growth markets in cardiovascular surgery.  Near-term, the Company plans to develop and introduce products targeting treatment of atrial fibrillation.  The Company’s securities are traded on the OTC Bulletin Board under the symbol “MDCVU.”

This release contains certain forward-looking statements of expected future developments, as defined in the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this release refer to our expectations regarding operating improvements, development of atrial fibrillation products, minimally invasive treatment of atrial fibrillation and achieving profitability through diversification.  These forward-looking statements reflect management’s expectations and are based on currently available data; however, actual results are subject to future risks and uncertainties, which could materially affect actual performance.  Risks and uncertainties that could affect such performance include, but are not limited to, the following:  the Company’s ability to fund our significant capital needs; market acceptance in the U.S. of the Company’s cardiovascular products; acceptance of minimally invasive techniques for the reduction of atrial fibrillation through ablation; potential reductions in pricing by competitors; the costs of licensing and acquiring new products and technologies; the time and costs involved in obtaining regulatory clearance for cardiovascular products; competing technological and market developments; physician acceptance of the Company’s cardiovascular products; dependence upon governmental reimbursements and third party supplies; and the strength of the market for cardiovascular products.  For more detailed information about these risks and uncertainties, please review the Company’s Annual Report on Form 10-KSB for the fiscal year ended April 30, 2004.

These events and uncertainties are difficult or impossible to predict accurately and many are beyond the Company’s control.  The Company assumes no obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect events or uncertainties after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

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